EXHIBIT 4.25

(English Summary)

LEASE

Parties:

HSINCHU SCIENCE PARK ADMINISTRATION (the “Lessor”)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED (the “Lessee”)

Lease Premises:

Lot No. 24 located in Hsinchu Science Park, containing 9,963 square meters of government-owned land.

Lease Term:

Commencing on April 1, 2010 and expiring on December 31, 2029.

Rental:

The rental should be forty-nine New Taiwan Dollars and thirty-five cents (NT$49.35) per square meter per month.

The total monthly rental shall be four hundred ninety-one thousand six hundred seventy four New Taiwan Dollars (NT$491,674).

After the commencement of this Lease, the Lessee shall pay the monthly rental of NT$491,674, including applicable taxes, each month in the manner prescribed by the Lessor.

If Lessee, with Lessor’s consent, uses the land before the execution date of this Lease, the above-mentioned rental should be calculated from the starting date of use.

If Lessee fails to make monthly rental according to the agreed schedule and Lessor’s procedures for payment, certain punitive fines may apply according to the Lease.

Lessee must adhere to the term and condition set forth under this Lease concerning the use of the Lease Premises, including Waste Disposal Act, Air Pollution Control Act, Soil and Groundwater Pollution Remediation Act, Act for Establishment and Administration of Science Parks and other relevant rules and regulations.

During the term of the Lease, should the government adjust the rental in accordance with relevant regulations or for any reasons, Lessee agrees to an adjustment of the rental effective immediately, with the remaining monthly rental to be calculated pro-rata based on the adjusted rental. Any deficit/overpayment of rent shall be pursued/reimbursed.

Termination by Lessor:

Lessor may terminate the lease at any time if any of the following shall happen:

a.	Lessee is disqualified from operating or providing service in the park and ordered by the Lessor to withdraw from the Hsinchu Science Park;

b.	Lessee violates any term or provision of this Lease pertaining to the use of the land and the execution of this Lease and fails to remedy within a limited time after receiving Lessor’s written notice;

c.	Lessee has defaulted in the payment of rent for a period or amount exceeding relevant rules and regulations;

d.	Lessee fails to apply for a construction license within three months from the execution of this Lease or demolition of structures currently on the Leased Premised and fails to do so even after the Lessor has set a time for such application or the construction license application is inadequate and the Lessee has been ordered to supplement the application and fails to do so within such time limit;

e.	Lessee fails to complete the construction according to schedule and fails to remedy during the extended period granted by the Lessor.

f.	Lessee violates the term and provision pertaining to the restrictions on assignments and sub-leasing.

Miscellaneous:

The Lease shall automatically expire unless Lessor and Lessee negotiate a new lease.

This Lease shall be effective from the execution date of the Lease. However, if the Lessee uses the land before the execution date of this Lease, the Lease shall be effective from the date when the Lessor consents to Lessee’s use of the land.

Should any lawsuits arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of Republic of China and the Taiwan Hsinchu District Court shall be the competent court of jurisdiction in the first instance.